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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

LITHIA MOTORS, INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

536797103
(CUSIP Number)

Sidney B. DeBoer
360 E. Jackson Street
Medford, Oregon 97501
(541) 776-6401
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2001
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2/98)
30046306.01

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lithia Holding Company, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,039,719	
	8	SHARED VOTING POWER None	
	9	SOLE DISPOSITIVE POWER 4,039,719	
	10	SHARED DISPOSITIVE POWER None	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.45%		
14	TYPE OF REPORTING PERSON* PN, HC		

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sidney B. DeBoer		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,158,733	
	8	SHARED VOTING POWER None	
	9	SOLE DISPOSITIVE POWER 4,158,733	
	10	SHARED DISPOSITIVE POWER None	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,733		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.35%		
14	TYPE OF REPORTING PERSON* IN		

Item 1.   **Security and Issuer.**

This statement relates to the Class A Common Stock of Lithia Motors, Inc. The principle officers of Lithia Motors, Inc. are:

Sidney B. DeBoer, Chairman of the Board, Chief Executive Officer and Secretary
360 E. Jackson Street, Medford, Oregon

M.L. Dick Heimann, President and Chief Operating Officer
360 E. Jackson Street, Medford, Oregon

Brad Gray, Executive Vice President
360 E. Jackson Street, Medford, Oregon

Jeffrey B. DeBoer, Senior Vice President and Chief Financial Officer
360 E. Jackson Street, Medford, Oregon

Item 2.   **Identity and Background.**

Persons filing this statement:

Lithia Holding Company, LLC is an Oregon limited liability company organized for the sole purpose of holding the Class B Common stock of Lithia Motors, Inc. Its principle place of business is 360 E. Jackson Street, Medford, Oregon.

Sidney B. DeBoer, Chairman of the Board and Chief Executive Officer of Lithia Motors, Inc., is a citizen of the United States and his business address is 360 E. Jackson Street, Medford, Oregon.

Over the past five years, none of the reporting persons have been convicted of a crime or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   **Source and Amount of Funds and Other Consideration.**

Lithia Holding Company, LLC was organized by the initial shareholders of the issuer as part of a capital reorganization and the Class B Common stock was issued to Lithia Holding Company, LLC in October, 1996, prior to the initial public offering of the issuer. Since that time, there have been no material changes in the beneficial ownership of Lithia Holding Company, LLC. This joint report is being filed by Sidney B. DeBoer and Lithia Holding Company, LLC merely to reflect the beneficial ownership of the reporting persons.

Item 4.   **Purpose of Transaction.**

The shares are held for investment purposes only. The reporting persons have no plans, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.   **Interest in Securities of the Issuer.**

Lithia Holding Company, LLC owns all of the outstanding Class B Common stock of Lithia Motors, Inc. The Class B Common stock is convertible by the holder into Class A Common stock on a 1:1 ratio. Because Lithia Holding Company, LLC is the beneficial owner of and has sole voting and dispositive power over 4,039,719 shares of Class A Common stock which represents 30.45% of the outstanding Class A Common.

30046306.0130046306.01

Mr. Sidney B. DeBoer is the sole manager of Lithia Holding Company, LLC and, therefore, has the sole power to direct the voting or disposition of the Class B Common stock held by Lithia Holding Company, LLC. As a result, Mr. Sidney B. DeBoer, to the exclusion of all other members, is deemed to have beneficial ownership of the Class B Common. He individually owns 119,014 shares of Class A Common stock. Mr. DeBoer has the direct and indirect power to direct the voting or disposition of a total of 4,158, 733 shares of Class A Common stock, which represents 31.35% of the total outstanding Class A Common.

Item 6. **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.**

NONE

Item 7. **Material to be Filed as Exhibits.**

Written agreement authorizing joint filing as required by Section 13d-1(k) of the Securities Exchange Act of 1934.


SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sidney B. DeBoer   Date: February 6, 2002
Sidney B. Deboer, Individually and as manager of
Lithia Holding Company, LLC

Exhibits

AGREEMENT TO FILE JOINT REPORT

Pursuant to Section 13d-3 of the Securities Exchange Act of 1934, the undersigned persons are deemed to be the beneficial owners of the same securities of Lithia Motors, Inc. Therefore, in accordance with Section 13d-1(k)(1), the undersigned agree to jointly file a Schedule 13D reporting their respective beneficial interests.

Lithia Holding Company, LLC

By: /s/ Sidney B. DeBoer
Sidney B. DeBoer, Manager

/s/ Sidney B. DeBoer
Sidney B. DeBoer, Individually